FULLCAST www.fullcast.co.jp


06012188

March 27, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Organizational and Personnel Changes
(Filed on March 27, 2006)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-6010, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
Director

dw 4/4

March 27, 2006

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer
General Manager, Business Administration Headquarters and General Manager, Group Strategy Dept.
Telephone: +81-3-3780-9507

To whom it may concern:

Re: Organizational and Personnel Changes

Fullcast Co., Ltd. will make the following organizational and personnel changes effective April 1, 2006.

Details

1. Organizational changes
The FSP Division, Sales Department will be renamed the Service Staff Division, Sales Department.

2. Personnel changes to Fullcast

New title	Name	Former title
Director, Operating Officer, General Manager, Administration Department	Yasushi Kamiguchi	Director and Corporate Executive Officer General Manager, Business Administration Headquarters and General Manager, Group Strategy Department
Operating Officer, General Manager, Group Strategy Department	Hiroyuki Urushizaki	-
General Manager, Service Staff Division, Sales Department	Masaru Hotokezaka	General Manager, FSP Division, Sales Department

3. Personnel changes to Fullcast's subsidiaries

New title	Name	Former title
President and Representative Director, Fullcast Central Co., Ltd. and President and Representative Director, Fullcast Factory Co., Ltd.	Takahiro Ishikawa*	President and Representative Director, Fullcast Factory Co., Ltd.
Chairman, Fullcast Central Co., Ltd.	Shoji Tanzawa*	President and Representative Director, Fullcast Central Co., Ltd.

*Note: Takahiro Ishikawa and Shoji Tanzawa double as members of the board of Fullcast Co., Ltd.

###